# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stereotaxis, Inc., CIK 0001289340
CUSIP: 85916J409
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 710 N TUCKER BLVD, STE 110, ST.LOUIS, Missouri (MO), 63101
Date of event which requires filing of this statement: 08/12/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002001906

## Reporting persons
- Daniel Louis Kaufman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,956,714; shared voting power 0; sole dispositive power 5,956,714; shared dispositive power 0; aggregate amount beneficially owned 5,956,714 (5.9% of the class)
  Comment: * Based on 100,202,178 shares of Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the SEC on August 12, 2026.

## Item 1. Issuer
Name of issuer: Stereotaxis, Inc.
Address of issuer's principal executive offices: 710 North Tucker Boulevard, Suite 110, St. Louis, MO, 63101

## Item 2. Person Filing
Name of person filing: Daniel Kaufman
Address of principal business office or, if none, residence: 2158 Park Boulevard, San Juan, Puerto Rico, 00913
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,956,714 shares of Common Stock.
Percent of class: 5.9%, based on 100,202,178 shares of Common Stock outstanding as of July 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the SEC on August 12, 2026.
Sole power to vote or to direct the vote: 5,956,714
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,956,714
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
None

## Signatures
- Daniel Louis Kaufman: Daniel Louis Kaufman, Daniel Louis Kaufman, Individual Investor (08/19/2026)